LUSE GORMAN POMERENK & SCHICK
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW

                     5335 WISCONSIN AVENUE, N.W., SUITE 400
                             WASHINGTON, D.C. 20015

                            TELEPHONE (202) 274-2000
                            FACSIMILE (202) 362-2902
                                 www.luselaw.com

WRITER'S DIRECT DIAL NUMBER                                       WRITER'S EMAIL
(202) 274-2009                                                 mlevy@luselaw.com


VIA EDGAR
---------

July 13, 2009

Ms. Kathryn McHale
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

     Re:  Chicopee Bancorp, Inc.
          Form 10-K for December 31, 2008
          Form 10-Q for March 31, 2009
          Definitive Proxy Statement filed April 13, 2009
          File No. 000-51996

Dear Ms. McHale:

     We are in receipt of your letter dated June 22, 2009 providing comments on the referenced filing for Chicopee Bancorp, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2008
-----------------------------------------------------

1. Please refer to our previous comments 2, 6, 12-13 and 15 in our letter dated April 30, 2009. We note your indication that our comments would be addressed in future filings, however disclosures responsive to our comments could not be located in your March 31, 2009 Form 10-Q. As previously requested, please provide us with your proposed disclosures.

     Previous Comment 2 will be addressed in future Form 10-K filings (unless significant changes occur and earlier disclosure is required) substantially as follows: "All adjustable-rate mortgage loans are underwritten taking the FHLB rate or Treasury indexed rate into consideration at each adjustment period until the full cap is reached. We calculate overall

Ms. Kathryn McHale
July 13, 2009
Page 2


     debt to income based on the initial principal and interest payment along with real estate taxes, insurance and other monthly payments due from the borrower and also include the repricing of these payments of each adjustment up to the maximum caps allowed under the note. This enables the underwriting decision to minimize the risk of qualification at the time the loan reaches the maximum rate for that product."

     Previous Comment 6 will be addressed in future Form 10-K filings (unless significant changes occur and earlier disclosure is required) by adding an "earnings per share" line item at the end of the Selected Financial Data substantially in the form below:


                                                       For the Years Ended December 31,
                                -------------------------------------------------------------------------------
                                    2008            2007             2006             2005             2004
                                ------------    ------------     ------------     ------------     ------------

     Earnings per share         $       0.00    $       0.24     $      (0.37)             n/a              n/a

     Previous  Comment 12 will be  addressed  in future  filings.  See  attached
     Memorandum from the Company (Exhibit A).

     Previous Comment 13 will be addressed in future filings substantially in the form below:

                                                                        December 31, 2008
                                                 ---------------------------------------------------------------
                                                                     Gross            Gross
                                                  Amortized        Unrealized       Unrealized
                                                    Cost             Gains            Losses         Fair Value
                                                 ------------     ------------     ------------     ------------

     Securities available-for-sale
     -----------------------------
     Marketable equity securities                $      7,632     $        189     $     (2,370)    $      5,451
                                                 ------------     ------------     ------------     ------------
       Total securities available-for-sale       $      7,632     $        189     $     (2,370)    $      5,451
                                                 ============     ============     ============     ============

     Securities held-to-maturity
     ---------------------------
     Debt securities of U.S. Government
       sponsored enterprises                     $     27,164     $         25               --     $     27,189
     U.S. Treasury securities                          11,997                3               --           12,000
     Corporate and industrial revenue
       bonds                                            4,060               --               --            4,060
     Collateralized mortgage obligations (1)            6,441               12              (29)           6,424
                                                 ------------     ------------     ------------     ------------
       Total securities held-to-maturity         $     49,662     $         40     $        (29)    $     49,673
                                                 ============     ============     ============     ============

     ---------------------------------------
     (1) The Company has 19 collateralized mortgage obligation bonds with an aggregate value of $6.4 million, which include four bonds with a FICO score of less than 650. This risk is mitigated by loan to value ratios of less than 75%. The total exposure of these four bonds to the Company is approximately $25,000. Since the purchase of these bonds, interest payments have been current.


Ms. Kathryn McHale
July 13, 2009
Page 3


     Previous Comment 15 will be addressed in future Form 10-K filings (unless significant changes occur and earlier disclosure is required) substantially in the form below:

     Chicopee Bancorp, Inc. and Subsidiaries
     Income Taxes

                                                                        2008
                                                                     -----------
     Gross deferred tax assets
       Charitable contribution carryforward                                1,763
       Allowance for loan losses                                           1,331
       Unrealized loss on securities available for sale                      760
       Employee benefit and stock-based compensation plans                   424
       Other                                                                 120
                                                                     -----------
         Gross deferred tax assets                                         4,398

     Gross deferred tax liabilities
       Deferred loan costs                                                   383
       Mortgage servicing rights                                              30
       Depreciation                                                          120
       Unrealized gain on securities available for sale                       --
       Other                                                                 131
                                                                     -----------
         Gross deferred tax liabilities                                      664
                                                                     -----------
         Net deferred tax asset                                            3,734

         Valuation allowance                                               1,300
                                                                     -----------
         Net deferred tax asset                                            2,434
                                                                     ===========

     The adequacy of this allowance to fully utilize the charitable contribution carry-forward was determined by using the Company's projected pre-tax earning for the years of 2009 through 2011.

2. Please refer to our previous comment 7 in our letter dated April 30, 2009. We note your response that the efficiency ratio presented in your filing does not comply with that of your primary banking regulator and that you do not consider this ratio a non-GAAP measure for the purposes of providing disclosures pursuant to Item 10(e) of Regulation S-K. Please note that Item 10(e) of Regulation S-K does not contain an

Ms. Kathryn McHale
July 13, 2009
Page 4


     exception related to "industry standards." Therefore, because the efficiency ratio presented by you does not comply with that of your primary banking regulator and is a measure that is not required to be reported by them, please revise your future filings to provide the disclosures previously requested. Please provide us with your proposed disclosures.

     The Company will present the efficiency ratio in future Form 10-K filings (unless significant changes occur and earlier disclosure is required) as in prior periodic reports, but will disclose the calculation of the efficiency ratio in Note (4) of the Selected Financial Data substantially in the form below:

     Footnote (4)   The efficiency  ratio  represents the ratio of  non-interest expenses dividend by the sum of tax equivalent net interest income and non-interest income. This ratio excludes gains
                    (losses) on investment securities, property, loans and other, net. The ratio is calculated as follows:

     Non-interest expenses                                      $        15,882
                                                                ---------------
     Tax equivalent net interest income                         $        14,523
     Non-interest income                                                  2,227
       Add back:
       Loan sales and servicing, net                                         13
       Net (loss) gain on sales of securities
       available-for-sale                                                    57
                                                                ---------------
     Total income included in calculation                       $        16,820
     Non-interest expenses divided to by Total income                     94.42%
                                                                ===============

3. Please refer to our previous comment 11 in our letter dated April 30, 2009. Please tell us the following information:

     a. Please provide us with additional detail regarding your other than temporary analysis of equity securities than what was provided in your response. In this regard, please provide us with greater detail regarding the company specific and other information reviewed, the industry specific information and the performance of the stock market in general for each security in an unrealized loss position for greater than 12 months at December 31, 2008. Please provide your update to this analysis as of March 31, 2009.

     b. Please tell us the specific information provided by the two money managers to help you analyze your equity investments. Please tell us the extent to which you independently verify the information and assumptions included therein.

Ms. Kathryn McHale
July 13, 2009
Page 5


     c. Your response does not address your projections of recovery, the timeframes of that recovery, and the subsequent updates to those projections. Please tell us the steps you took to compile such projections and discuss the information on which you based such projections. Refer to Staff Accounting Bulletin Topic 5:M, which indicates that you should consider the "near term" prospects.

     d. Please tell us and revise to disclose any other factors beyond those listed in your response that you considered in determining whether an other than temporary impairment had occurred on your securities at the dates discussed.

          a) See attached money manager (Armstrong Shaw (Exhibit B) and Salem Capital Management, Inc. (Exhibit C)) analyses as of December 31, 2008 for our securities in an unrealized loss position for greater than 12 months, as well as a sample of a Morgan Stanley write-up as of December 31, 2008 (Exhibit D). We have also attached an update to our money manager's analyses as of March 31, 2009 (Exhibits E and F).

          b) See attached reports from Salem Capital Management, Inc. and Armstrong Shaw, Exhibits B through F. Also, see Memorandum from the Company (Exhibit A).

          c) See attached reports from Salem Capital Management, Inc. and Armstrong Shaw, Exhibits A through G.

March 31, 2009 Form 10-Q
------------------------
Equity Incentive Plan, page 7
-----------------------------

4. We note that you continue to use a dividend yield of 2% to value stock options granted during the period. Please tell us your basis for this assumption given that you have not paid dividends since your initial public offering.

     The Staff is advised that the Company made grants to stock options on July 26, 2007 and in December 2008 and based its 2% dividend yield on dividend rates on similarly-situated publicly-traded financial institutions. The Staff is advised that the Company is considering issuing a dividend with a yield of approximately 2%. No final decision has been made by the Company's Board of Directors on whether as to grant a dividend or the amount of such dividend.

Ms. Kathryn McHale
July 13, 2009
Page 6


                                      * * *

     The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Pursuant to SEC Rule 83, 17 C.F.R. ss.200.83, the Company requests confidential treatment for each of the attached exhibits. The Company believes that to release such information would have adverse consequences to its business and competition position.

     We trust the foregoing is responsive to the Staff's comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009.

                                            Very truly yours,

                                            /s/ Marc Levy

                                            Marc Levy

cc:  William J. Wagner, Chicopee Bancorp, Inc.
     SEC Freedom of Information and Privacy Act Office
     Lawrence Spaccasi, Esq.